UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission File No. 000-26719

Mercantile Bank of Michigan

401(k) Plan

Mercantile Bank Corporation

310 Leonard Street, NW

Grand Rapids, Michigan 49504

(616) 406-3000

REQUIRED INFORMATION

The Mercantile Bank of Michigan 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1, 2 and 3 of Form 11-K for annual reports, the financial statements and schedules of the Plan for the two years ended December 31, 2011 and 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

Mercantile Bank of Michigan

401(K) Plan

Financial Statements

And Supplemental Schedule

Years Ended December 31, 2011 and 2010

Mercantile Bank of Michigan 401 (k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator of

    Mercantile Bank of Michigan 401(k) Plan

Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of Michigan 401(k) Plan (the Plan) as of December 31, 2011 and 2010 respectively, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(Signed BDO USA, LLP)

Grand Rapids, Michigan

June 26, 2012

Mercantile Bank of Michigan 401 (k) Plan

Statements of Net Assets Available for Benefits

December 31,	2011	2010
Assets

Investments, at fair value
Mutual funds	$8,419,249	$9,561,841
Common stock - securities of employer	3,585,387	2,901,168
Common/collective trust	569,494	697,788
Money market fund	9,641	8,902

Total investments	12,583,771	13,169,699

Notes receivable from participants	315,396	200,181
Cash	100	3,248

Net Assets Available for Benefits, at Fair Value	12,899,267	13,373,128

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(13,868)	(13,286)

Net Assets Available for Benefits	$12,885,399	$13,359,842

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401 (k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2011	2010
Additions

Investment income
Net appreciation (depreciation) in fair value of investments	$(219,307)	$2,619,445
Dividends — cash	250,439	221,556

Total investment income	31,132	2,841,001

Contributions
Employer	159,739	—
Employee	910,854	928,676
Rollover	24,096	415,198

Total contributions	1,094,689	1,343,874

Interest from notes receivable	8,451	6,615

Total Additions	1,134,272	4,191,490

Deductions

Benefits paid to participants	1,603,618	716,214
Administrative expenses	5,097	4,371

Total Deductions	1,608,715	720,585

Net increase (decrease)	(474,443)	3,470,905

Net Assets Available for Benefits, beginning of year	13,359,842	9,888,937

Net Assets Available for Benefits, end of year	$12,885,399	$13,359,842

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

1. Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank of Michigan (Bank), effective January 1, 1998. The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. Eligible employees can enter the Plan on the first day of the fiscal quarter following date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also roll over account balances from other qualified defined benefit or defined contribution plans into their account. Effective January 1, 2008, participants may elect to make Roth deferral contributions.

The Bank may contribute additional amounts at the discretion of the Bank’s Board of Directors in the form of a matching contribution, which is a percentage of the participant’s elective contribution for the year. Prior to March 27, 2009, the Bank made matching contributions equal to 100% of the first 5% of compensation deferred by each participant, subject to certain limitations as specified in the Plan Agreement.

Effective March 27, 2009, the Bank suspended the employer matching contributions. The Bank reinstated employer matching contributions beginning with the May 6, 2011 payroll period.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their elective deferrals and employer contributions and earnings thereon.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates on notes receivable as of December 31, 2010 ranged from 3.25% to 7.75%.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the notes were used to purchase a primary residence, in which case the note terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan Sponsor. Certain fees incurred as a result of participant-directed transactions (e.g., participant loan origination and distribution fees) are charged directly to the participant’s account.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2011 and 2010, approximately 27.8% and 21.7%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable - Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements became effective for periods beginning after December 15, 2010 and, if applicable, are included in the fair value disclosures in Note 3.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

3. Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Money market and mutual funds - Valued at quoted market prices in an exchange and active market, which represent the net asset values (NAV) of shares held by the Plan.

Mercantile Bank Corporation common stock - Valued at the closing price reported on the active market on which the security is traded.

Common/collective trust (CCT): The fair value of the Plan’s interest in the CCT is based on audited information reported by the issuer, The Union Bond & Trust Company (Union). Union determines fair value based on the underlying investments (primarily conventional, synthetic and separate account investment contracts, and cash equivalents). Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the CCT represents contributions plus earnings, less participant withdrawals and administrative expenses. There is no restriction in place with respect to the daily redemption of the CCT at this time.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2011 and 2010. There have been no significant transfers in or out of Levels 1, 2 or 3.

	$4,634,543	$4,634,543	$4,634,543	$4,634,543
	Investments at Fair Value
December 31, 2011	Level 1	Level 2	Level 3	Total
Mutual funds
Domestic stock funds	$4,634,543	—	—	$4,634,543
International stock funds	2,545,817	—	—	2,545,817
Fixed income funds	687,670	—	—	687,670
Balanced funds	486,093	—	—	486,093
Lifestyle/asset allocation funds	65,126	—	—	65,126

Total mutual funds	8,419,249	—	—	8,419,249

Common stock	3,585,387	—	—	3,585,387
Common/collective trust	—	569,494	—	569,494
Money market fund	9,641	—	—	9,641

Investments, at fair value	$12,014,277	$569,494	$—	$12,583,771

	Investments at Fair Value
December 31, 2010	Level 1	Level 2	Level 3	Total
Mutual funds
Domestic stock funds	$5,053,376	$—	$—	$5,053,376
International stock funds	2,964,537	—	—	2,964,537
Fixed income funds	795,757	—	—	795,757
Balanced funds	439,126	—	—	439,126
Lifestyle/asset allocation funds	309,045	—	—	309,045

Total mutual funds	9,561,841	—	—	9,561,841

Common stock	2,901,168	—	—	2,901,168
Common/collective trust	—	697,788	—	697,788
Money market fund	8,902	—	—	8,902

Investments, at fair value	$12,471,911	$697,788	$—	$13,169,699

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

December 31	2011	2010
Mutual funds
American Funds Growth Fund of America	$1,218,579	$1,349,052
American Funds EuroPacific Growth	775,035	995,175
Royce Value Investment	803,983	882,090
American Funds Capital World Growth and Income	694,483	844,489
Franklin Mutual Beacon	898,597	934,767
American Funds Investment Company of America	684,612	712,701
Common/collective trust
Union Bond & Trust Co. Stable Value Fund	*	697,788
Common stock
Mercantile Bank Corporation	3,585,387	2,901,168

*	Below 5% of net assets available for benefits

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

December 31,	2011	2010
Mutual funds	$(782,714)	$840,299
Common/collective trust	8,123	11,738
Common stock	555,284	1,767,408

Net Appreciation (Depreciation) in Fair Value of Investments	$(219,307)	$2,619,445

4. Related Party Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

Certain Plan investments are managed by Charles Schwab Trust Company (Schwab) and Union Bond and Trust Company (Union). Schwab and Union are custodians as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The 367,732 and 353,801 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2011 and 2010, respectively, represent approximately 4.27% and 4.10% of the Corporation’s outstanding shares as of December 31, 2011 and 2010, respectively.

Cash dividends of $3,786 were paid to the Plan by Mercantile Bank Corporation during 2010. There were no cash dividends paid in 2011.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

5. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

6. Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated August 20, 2010 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Mercantile Bank of Michigan 401 (k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 38-3360868

Plan Number: 001

December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Mutual funds
	American Funds EuroPacific Growth	22,452 shares		**	$775,035
	American Funds Growth Fund of America	43,014 shares		**	1,218,579
	American Funds Investment Company of America	25,328 shares		**	684,612
	American Funds New World	10,197 shares		**	465,266
	American Funds Target Date 2015	963 shares		**	8,639
	American Funds Target Date 2025	2,239 shares		**	19,635
	American Funds Target Date 2035	95 shares		**	840
	American Funds Target Date 2045	4,051 shares		**	36,012
	American Funds Capital World Growth and Income	21,737 shares		**	694,483
	Columbia Small Cap Value	804 shares		**	31,456
	Federated Kaufmann	134,259 shares		**	624,303
	Franklin Income	231,473 shares		**	486,093
	Franklin Mutual Beacon	77,398 shares		**	898,597
	Perkins MidCap Value	1,533 shares		**	30,959
	PIMCO High Yield	10,612 shares		**	95,292
	PIMCO Total Return	54,497 Shares		**	592,378
	Royce Value Investment	73,490 shares		**	803,983
	Thornburg Investment Income Builder	34,079 shares		**	611,033
	Vanguard 500 Index Investor	2,954 shares		**	342,054

	Total mutual funds				8,419,249

	Common stock
*	Mercantile Bank Corporation	367,732 shares		**	3,585,387

*	Common/collective trust
	Union Bond & Trust Company Stable Value Fund	24,403 Shares		**	569,494

*	Money market fund
	Schwab Value Advantage Fund	9,641 shares		**	9,641

	Total Investments, at Fair Value				$12,583,771

*	Participant Loans	(3.25% to 7.75%	)		$315,396

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan 401(k) Plan

Date: June 26, 2012	By:	/s/ Lonna L. Wiersma
Lonna L. Wiersma, Trustee

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm